UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

GCP APPLIED TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36164Y101

(CUSIP Number)

David J. Millstone David S. Winter Standard Industries Inc. 1 Campus Drive Parsippany, New Jersey 07054 (973) 628-3000	David J. Millstone David S. Winter Standard Investments LLC 9 West 57th Street, 47th Floor New York, New York 10019 (212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

December 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons STANDARD INVESTMENTS LLC (f/k/a 40 NORTH MANAGEMENT LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons SI GP III LLC (f/k/a 40 NORTH GP III LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons STANDARD LATITUDE MASTER FUND LTD. (f/k/a 40 NORTH LATITUDE MASTER FUND LTD.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons STANDARD LATITUDE FUND LP (f/k/a 40 NORTH LATITUDE FUND LP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,113,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,113,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,113,804
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons SI LATITUDE SPV-D LLC (f/k/a 40 NORTH LATITUDE SPV-D LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,727,519
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,727,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,727,519
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons DALBERGIA INVESTMENTS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons STANDARD INDUSTRIES INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons STANDARD INDUSTRIES HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons G-I Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons G Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons G Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons DAVID S. WINTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,778,352
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,778,352

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,778,352
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,778,352
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,778,352

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,778,352
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Ronnie F. Heyman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,664,548
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,664,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,548
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 supplements the information set forth in the Schedule 13D filed by Standard Investments LLC (f/k/a 40 North Management LLC), a Delaware limited liability company, Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP), a Delaware limited partnership, SI GP III LC (f/k/a 40 North GP III LLC), a Delaware limited liability company, Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.), a Cayman Islands exempted company incorporated with limited liability, SI Latitude SPV-D LLC (f/k/a 40 North Latitude SPV-D LLC), a Delaware limited liability company, Dalbergia Investments LLC, a Delaware limited liability company, Standard Industries Inc., a Delaware corporation, Standard Industries Holdings Inc., a Delaware corporation, G-I Holdings Inc., a Delaware corporation, G Holdings LLC, a Delaware limited liability company, G Holdings Inc., a Delaware corporation, David S. Winter, an American citizen, David J. Millstone, an American citizen, and Ronnie F. Heyman, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on March 13, 2017, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of GCP Applied Technologies Inc., a Delaware corporation, (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Standard Investments LLC (f/k/a 40 North Management LLC), a Delaware limited liability company (“Standard Investments”), Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP), a Delaware limited partnership (“Standard Latitude Feeder”), SI GP III LLC (f/k/a 40 North GP III LLC), a Delaware limited liability company (“SI GP III”), Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.), a Cayman Islands exempted company incorporated with limited liability (“Standard Latitude Master”), SI Latitude SPV-D LLC (f/k/a 40 North Latitude SPV-D LLC), a Delaware limited liability company (“SI Latitude SPV”), Dalbergia Investments LLC, a Delaware limited liability company (“Dalbergia”), Standard Industries Inc., a Delaware corporation (“Standard Industries”), Standard Industries Holdings Inc., a Delaware corporation (“Standard Holdings”), G-I Holdings Inc., a Delaware corporation (“G-I Holdings”), G Holdings LLC, a Delaware limited liability company (“G Holdings LLC”), G Holdings Inc., a Delaware corporation (“G Holdings Inc.”), David S. Winter, an American citizen, David J. Millstone, an American citizen, and Ronnie F. Heyman, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement relates to Shares held by (i) SI Latitude SPV, a wholly owned subsidiary of Standard Latitude Master, the “master” fund in a “master-feeder” structure in which Standard Latitude Feeder is a “feeder” fund, (ii) Standard Latitude Master and (iii) Dalbergia.

The principal business of each of Standard Latitude Feeder, Standard Latitude Master, SI Latitude SPV and Dalbergia is the making of investments in securities and other assets. The principal business of SI GP III is to serve as general partner of Standard Latitude Feeder. Standard Investments serves as principal investment manager to Standard Latitude Feeder and Standard Latitude Master. As such, Standard Investments has been granted investment discretion over portfolio investments, including the Shares held by SI Latitude SPV and Standard Latitude Master. Standard Industries, the sole owner of Dalbergia, is a global diversified holding company whose businesses are engaged in the manufacture and sale of commercial and residential roofing and waterproofing products, insulation products, aggregates, and other specialty construction products. Standard Holdings, G-I Holdings, G Holdings LLC and G Holdings Inc. are direct or indirect parent companies of Standard Industries. David S. Winter and David J. Millstone serve as: the sole members and principals of each of Standard Investments and SI GP III; as the principals of SI Latitude SPV; as the sole directors of Standard Latitude Master; as Co-Executive Chairmen, Chief Executive Officers and Presidents of Dalbergia; as directors, Co-Executive Chairmen, and Chief Executive Officers of Standard Industries; as the sole directors, Co-Executive Chairmen, Chief Executive Officers and Presidents of each of Standard Holdings and G-I Holdings; and as Co-Executive Vice Chairmen of each of G Holdings LLC and G Holdings Inc. Ronnie F. Heyman is the Chairman, Chief Executive Officer, and President of each of G Holdings LLC and G Holdings Inc. and the sole member of the Board of Directors of G Holdings Inc. The principal business address of Dalbergia, Standard Industries, G-I Holdings, G Holdings LLC and G Holdings Inc. is 1 Campus Drive, Parsippany, New Jersey 07054. The principal business address of Standard Holdings is 1011 Centre Road, Suite 315, Wilmington, Delaware 19805. The principal business address of all of the other Reporting Persons is 9 West 57th Street, 47th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On February 3, 2016, 3,360,428 of the Shares reported herein were acquired by Standard Latitude Master, SI Latitude SPV, and Dalbergia in connection with a one-for-one spinoff of the Issuer from W.R. Grace & Co. Of such Shares, 60,017 Shares were acquired by Standard Latitude Master, 2,423,580 Shares were acquired by SI Latitude SPV, and 876,831 Shares were acquired by Dalbergia.

62,000 of the Shares reported herein were purchased by Dalbergia as a result of the exercise of certain put-call combination contracts with respect to the Shares. 11,725,717 of the Shares reported herein were purchased by Dalbergia using its working capital, 2,682,108 of the Shares reported herein were purchased by Standard Latitude Master using its working capital (including 355,840 Shares purchased by Standard Latitude Master and transferred to Dalbergia for cash), and 303,939 of the Shares reported herein were purchased by SI Latitude SPV using its working capital and on margin.

The total purchase price for the Shares reported herein was $478,690,289. The margin transactions are with SI Latitude SPV’s usual brokers, on such brokers’ usual terms and conditions. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

The response to Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On December 5, 2021, SI Latitude SPV, Standard Latitude Master and Dalbergia (the “Supporting Stockholders”), entered into that certain voting and support agreement (the “Voting Agreement”), by and among the Supporting Stockholders, Cyclades Parent, Inc., a Delaware corporation (“Parent”), and Cyclades Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) SI Latitude SPV may be deemed the beneficial owner of 2,727,519 of the Shares reported herein, which represent approximately 3.7% of the Issuer’s outstanding Shares. Each of Standard Investments, Standard Latitude Master, Standard Latitude Feeder and SI GP III may be deemed the beneficial owner of 5,113,804 of the Shares reported herein, which represent approximately 7.0% of the Issuer’s outstanding Shares. Each of Dalbergia, Standard Industries, Standard Holdings, G-I Holdings, G Holdings LLC, G Holdings Inc. and Ms. Heyman may be deemed the beneficial owner of 12,664,548 of the Shares reported herein, which represent approximately 17.2% of the Issuer’s outstanding Shares. Each of Messrs. Winter and Millstone may be deemed to be the beneficial owner of all of the 17,778,352 Shares reported herein, which represent approximately 24.2% of the Issuer’s outstanding Shares.

All of the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of such Shares as they may be deemed to have beneficial ownership of.

The percentages in the immediately foregoing paragraphs are calculated based on a total of 73,506,691 Shares outstanding as of October 31, 2021 (based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) In addition to the Reporting Persons, the limited partners of (or investors in) Standard Latitude Feeder or its subsidiaries or affiliated entities and the shareholders of G Holdings Inc. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective limited partnership interests (or investment percentages) or shareholdings.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The following description of the Voting Agreement, defined and referenced in Item 4 above, does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

The Voting Agreement requires each Supporting Stockholder to vote (or cause to be voted) its Shares at every annual, special or other meeting of the Issuer’s stockholders called, and at every adjournment or postponement thereof, (i) in favor of the adoption of the agreement and plan of merger, dated as of December 5, 2021 (the “Merger Agreement”), by and among Parent, Merger Sub, the Issuer and solely for the purposes of Section 8.13 thereof, Compagnie de Saint-Gobain S.A., a société anonyme organized under the laws of France and the approval of the Merger (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone such meeting of the Company’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (iii) against any action or agreement which the board of directors of the Issuer (the “Company Board”) recommends voting against which could reasonably be expected to result in any conditions to consummate the Merger either not being satisfied or being materially impaired or delayed in being able to be satisfied and (iv) against any Acquisition Proposal (as defined in the Merger Agreement).

The Voting Agreement terminates upon the earliest to occur of: (i) termination of the Merger Agreement in accordance with its terms, (ii) any Change of Board Recommendation (as defined in the Merger Agreement) effected by the Company Board in accordance with the terms and conditions of the Merger Agreement, (iii) the Effective Time (as defined in the Merger Agreement), (iv) the Outside Date (as defined in the Merger Agreement, and as it may be extended from time to time in accordance with the terms of the Merger Agreement), (v) any change to the terms of the Merger without the prior written consent of each Supporting Stockholder that (A) reduces the Merger Consideration (as defined in the Merger Agreement) with respect to the Shares beneficially owned by such Supporting Stockholder (subject to adjustments in compliance with the Merger Agreement), (B) changes the form of consideration payable in the Merger with respect to the Shares beneficially owned by such Supporting Stockholder, (C) modifies the closing conditions set forth in Article 6 of the Merger Agreement in a manner adverse to the interest of the Supporting Stockholders, (D) modifies the definition of “Outside Date” under the Merger Agreement in a manner adverse to the interest of the Supporting Stockholders or (E) modifies Article II of the Merger Agreement setting forth the procedures for conversion of securities in the Merger in a manner adverse to the interest of the Supporting Stockholders or (vi) the mutual written consent of Parent and each Supporting Stockholder.

Until the earlier of the termination of the Voting Agreement and the date on which the Company Stockholder Approval (as defined in the Merger Agreement) shall have been obtained, each Supporting Stockholder agreed not to, among other things, (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose of their Shares, subject to certain exceptions set forth in the Voting Agreement, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer of their Shares, (iii) grant any proxy, power-of-attorney or other authorization with respect to their Shares that would contravene their obligations under the Voting Agreement, (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement, that would contravene their obligations under the Voting Agreement or (v) knowingly take or cause the taking of any other action that would materially restrict or prevent the performance of their obligations under the Voting Agreement. Each Supporting Stockholder has also agreed not to (i) exercise any dissenter’s rights available to such Supporting Stockholder with respect to the Merger pursuant to Section 262 of the DGCL, (ii) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes an Acquisition Proposal (as defined in the Merger Agreement), (iii) engage in, continue or otherwise participate in any discussions or negotiations, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, or (iv) approve or enter into any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal. Notwithstanding the foregoing, each Supporting Stockholder is permitted to participate in discussions and negotiations with respect to a possible voting and support agreement in connection with an Acquisition Proposal in the event that the Issuer becomes permitted to take certain actions in response to an Acquisition Proposal pursuant to the Merger Agreement.

To the extent that any Supporting Stockholder becomes the beneficial owner of any additional Shares, such Shares will become subject to the terms of the Voting Agreement.

In connection with entry into the Voting Agreement, the Issuer provided confirmation to the Supporting Stockholders that (i) the Company board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar laws would not be applicable to the Voting Agreement or any of the transactions contemplated thereby and (ii) the Company has taken all actions necessary to render the Rights Agreement, dated as of March 15, 2019, between the Issuer and Equiniti Trust Company, as rights agent, as amended or supplemented from time to time, inapplicable to the Voting Agreement and the transactions contemplated thereby.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Agreement by and among Standard Investments LLC (f/k/a 40 North Management LLC), SI GP III LLC (f/k/a 40 North GP III LLC), Standard Latitude Fund LP (f/k/a 40 North Latitude Fund LP, Standard Latitude Master Fund Ltd. (f/k/a 40 North Latitude Master Fund Ltd.), SI Latitude SPV-D LLC (f/k/a 40 North Latitude SPV-D LLC), Dalbergia Investments LLC, Standard Industries Inc., Standard Industries Holdings Inc., G-I Holdings Inc., G Holdings LLC, G Holdings Inc., David S. Winter, David J. Millstone and Ronnie F. Heyman, to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Open Letter from Messrs. Winter and Millstone to the Board of Directors of the Issuer, dated April 28, 2020 (incorporated by reference to Exhibit 2 to Schedule 13D (Amendment No. 6) filed by the Reporting persons on April 28, 2020).

Exhibit 3 – Voting Agreement, dated December 5, 2021, by and among SI Latitude SPV, Standard Latitude Master, Dalbergia, Parent and Merger Sub.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 6, 2021	STANDARD INVESTMENTS LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: December 6, 2021	STANDARD LATITUDE FUND LP

By SI GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: December 6, 2021	STANDARD LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: December 6, 2021	SI LATITUDE SPV-D LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: December 6, 2021	SI GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: December 6, 2021	DALBERGIA INVESTMENTS LLC

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: December 6, 2021	STANDARD INDUSTRIES INC.

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: December 6, 2021	STANDARD INDUSTRIES HOLDINGS INC.

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: December 6, 2021	G-I HOLDINGS INC.

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: December 6, 2021	G HOLDINGS LLC

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: December 6, 2021	G HOLDINGS INC.

	By:	/s/ John Rebele
John Rebele Executive Vice President and Chief Financial Officer

Date: December 6, 2021	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: December 6, 2021	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone

Date: December 6, 2021	Ronnie F. Heyman

	By:	/s/ Ronnie F. Heyman